Filed Pursuant to Rule 253(g)(2)

File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 9 DATED JUNE 1, 2020
TO THE OFFERING CIRCULAR DATED JANUARY 29, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (the “Company”, “we”, “our” or “us”), dated January 29, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 29, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Revise various sections in the Offering Circular to provide updated market, strategy and risk factor disclosure in response to the impact of COVID-19 on real estate markets, the economy and the Company;
•	Disclose the letter sent to investors on or about May 7, 2020; and
•	Disclose as an appendix the information contained in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019.

Revisions to Offering Circular in Response to COVID-19

The revised disclosure set forth under the section of the Offering Circular entitled “Market Opportunities” is as follows:

Market Opportunities

The direct and indirect impact of COVID-19 on the real estate markets are unprecedented. Given the prospect of negative growth for the economy in the near term and anemic growth for the mid-to-long term, we favor a strategy weighted toward targeting senior and mezzanine debt with significant subordinate capital and downside structural protections. In contrast, returns typically associated with pure equity strategies are mostly dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with local, joint venture real estate companies, thereby taking advantage of disrupted market conditions in order to seek the best risk-return dynamic for our shareholders.

The revised disclosure set forth under the section of the Offering Circular entitled “Execution on Investment Strategy” is as follows:

Execution on Investment Strategy

We believe we owe our current attractive risk-return profile to three core principles:

●	Small Assets: Our average origination size target is roughly $5,000,000 to $15,000,000. We believe this allows us to find higher returns in assets that fall under the radar of large institutional and investment funds.

●	Banking Disruption and Liquidity Shortage: Banks and many major institutional investors exposed to hospitality, retail, and other service-oriented asset classes are heavily impacted by lockdown measures and overall changes in consumer habits due to COVID-19. As a result, these traditional capital sources may be less available to real estate sponsors seeking financing, creating an opportunity for the Income eREIT® to invest at attractive risk-adjusted returns.

●	Core Urban Infill Location: Nearly every Income eREIT® investment is in the core of a major city.

Returns to date have supported our investment thesis to look outside of typical investments made by Wall Street. Although the path less traveled means putting in extra work, our Manager’s strong commitment to originating the highest quality real estate investments remains our top priority.

The revised disclosure set forth under the section of the Offering Circular entitled “Market Overview and Opportunity” is as follows:

Market Overview and Opportunity

As the shocks from the shutdowns and the ongoing health crisis reverberate through the economy, we believe there will be acute demand for senior loans and structured bridge financing throughout real estate markets. We believe that the near and intermediate-term market for investment in commercial real estate loans, commercial real estate and other real estate-related assets is compelling from a risk-return perspective. Given the prospect of negative growth for the economy in the near term and anemic growth for the mid-to-long term, we favor a strategy weighted toward targeting senior and mezzanine debt, which maximize current income, with significant subordinate capital and downside structural protections. In contrast, returns typically associated with pure equity strategies are dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team will provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

According to the U.S. Department of Labor, there have been 36.8 million initial jobless claims in the nine weeks prior to May 21, 2020, increasing the real unemployment rate to around 25% — the highest level since 1934.

The magnitude of the economic downturn is uncertain but appears to be as severe as the Great Recession, if not more so, as illustrated by a number of recent economic indicators:

•	During the week of March 31 to April 6, 2020, compared to the same period the year before, hotel occupancy was down nearly 70%, with only 21.6% rooms filled, per a new report from STR, one of the leading hospitality data sources.
•	On April 20, 2020, Fitch Ratings published that $100 billion of CMBS borrowers have requested relief in the prior 30-days.
•	On April 21, 2020, UBS analysts predicted the coronavirus pandemic could cause 100,000 retail closures by 2025, as compared to 65,000 during the Great Recession.
•	On April 24, 2020, Congressional Budget Office forecast 2020's second fiscal quarter GDP to contract 39.6% year over year.

We believe that the current extraordinary economic conditions will cause an extended credit market dislocation and should create an investment environment in extreme need of new capital sources and additional lending.

The global impact of the outbreak of COVID-19 has been rapidly evolving, continues to have an adverse impact on economic and market conditions and presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on the market opportunity and its future financial results at this time.

The revised disclosure set forth under the section of the Offering Circular entitled “Market Outlook – Real Estate Finance Markets” is as follows:

Market Outlook — Real Estate Finance Markets

The direct and indirect impact of COVID-19 on the real estate markets are unprecedented. Given the prospect of negative growth for the economy in the near term and anemic growth for the mid-to-long term, we favor a strategy weighted toward targeting senior and mezzanine debt, which maximize current income, with significant subordinate capital and downside structural protections. In contrast, returns typically associated with pure equity strategies are mostly dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with local, joint venture real estate companies, thereby taking advantage of disrupted market conditions in order to seek the best risk-return dynamic for our shareholders.

Since the beginning of March 2020, the Federal Reserve launched an unprecedented barrage of monetary stimulus, including lowering Federal Reserve benchmark rates to a range of zero to 0.25% and expanding its balance sheet to $6.6 trillion. According to MarketWatch, the Federal Reserve’s balance sheet is likely to expand to $9 trillion by mid-June 2020. On March 9th, 30-year Treasury Rates reached 0.99%, the lowest on record.

The global impact of the outbreak of COVID-19 has been rapidly evolving, continues to have an adverse impact on economic and market conditions and presents material uncertainty and risk with respect to the Company’s future performance and future financial results. At this time, the Company is unable to quantify the impact COVID-19 may have on its future financial results as well as on the broader real estate financial markets.

Risks related to a prolonged economic downturn could adversely affect growth and the values of our investments. In the event market fundamentals continue to deteriorate, our real estate portfolio or the collateral security in any loan investment we make may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. However, the circumstances that materially impact the cost and availability of credit to borrowers should create increased demand for financing and capital infusions that the Company may be able to provide at attractive risk-adjusted returns.

The additional risk factors included under the section of the Offering Circular entitled “Risk Factors – Risks Relating to Economic Conditions” are as follows:

Global economic, political and market conditions and economic uncertainty caused by the recent outbreak of coronavirus (COVID-19) may adversely affect our business, results of operations and financial condition.

The current worldwide financial market situation, various social and political tensions in the United States and around the world, and the recent public health crisis caused by the novel coronavirus (COVID-19), may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. Additionally, the precise details and the resulting impact of the United Kingdom’s vote to leave the EU, commonly referred to as “Brexit”, are impossible to ascertain at this point. The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU following its exit, a matter to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets.  Finally, public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19), are expected to increase as international travel continues to rise and could adversely impact our business by interrupting business, supply chains and transactional activities, disrupting travel, and negatively impacting local, national or global economies.  We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments and manage our investments in a manner consistent with achieving our investment objectives.

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The COVID-19 pandemic has caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot assure you that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease occupancy levels and pricing across our portfolio and may cause one or more of our tenants to be unable to meet their rent obligations to us in full, or at all, or to otherwise seek modifications of such obligations.  In addition, governmental authorities may enact laws that will prevent us from taking action against tenants who do not pay rent.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material.

Investor Letter sent on or about May 7, 2020

The following letter was sent by our Manager to our shareholders on or about May 7, 2020. All references to “we,” “our,” and “us” in the following letter refer to our Sponsor, Rise Companies Corp.

An in-depth look at how we plan to invest through the crisis

In our latest letter, we walk through our strategy to fully take into consideration the impacts of the current downturn as we make new investments.

Key takeaways:

•	As has generally occurred in past recessions, we expect that attractive opportunistic investments will begin to present themselves, but this is likely to take time and patience will be key.
•	In the immediate term, the investment plans will primarily be allocated to newly launched funds so that we are able to proactively pursue investment strategies that fully take into consideration the impacts of the current downturn.
•	Generally, we expect there to be three broad phases of our investment strategy over the next 12 to 18 months:

	Objective	Target investments
Phase I	Maximize near term flexibility	Public markets and structured debt
Phase II	Maintain stability and increase yield	Distressed debt and private market rescue/bridge loans
Phase III	Capitalize on opportunities for higher potential return	Undervalued properties that we intend to hold long-term

Although the long-term impact of the COVID-19 pandemic on the broader economy remains highly uncertain, we continue to believe that the potential for a deeper and more prolonged recession is much greater than the stock market and its many commentators appear to be anticipating at this time.

While the primary “peak” of new cases in the country may be behind us (and therefore the nationwide shutdown may slowly begin to ease in certain areas), the risk of an ongoing series of localized outbreaks that result in a second wave or even a steady build up of new cases seems highly probable. These outbreaks will likely require further shutdowns which in turn (even if they are limited) will put broadly sustained downward pressure on the economy.

Governments can allow business to reopen, but they cannot force fearful consumers to leave their homes and start spending again. High unemployment, beleaguered business, and real health dangers may dampen any pent-up demand that exists, making it difficult for the recovery to take hold.

Additionally, bills have continued to pile up, in spite of the fact that much of the country has been in suspended animation for the last six weeks. Notwithstanding various government stimulus programs, most businesses that have been forced to temporarily close still have had to carry some payroll and healthcare costs. They may have delayed paying their mortgage, rent, insurance, utilities, and local taxes but those expenses have not been forgiven and more than likely they also have outstanding payments to their vendors. When the economic clock starts up again, all those accumulated bills will come due and many businesses will not be able to pay them.

The market is a complex chain of relationships. One company’s expense is another company’s revenue. So, if customers are afraid to go out and spend, restaurants and retailers won’t earn enough to pay their suppliers and landlords. And if suppliers are left with unpaid orders, they won’t be able to make payroll. And if tenants can’t afford to pay their rent, landlords won’t be able to make their debt service payments to the bank. And if banks are afraid that their borrowers won’t make their loan payments, they will begin to stop extending credit — the very thing every other business needs to get back up and running.

The negative impacts of such a downward spiral are numerous and while the current disruption in the market will inevitably lead to new investment opportunities, we feel that we are still early in this process and now is a time for caution.

Real estate markets move slowly (typically lagging the public stock market), so we believe that it will take several months for the downstream effects of the pandemic and subsequent response to fully work their way into our corner of the economy. The Great Recession, for example, lasted 18 months and many of the best buying opportunities in the real estate market didn’t open up until 12 to 24 months after it began. Meanwhile, it’s barely been 60 days since the current downturn started.

Sources: Federal Reserve Economic Data, Yahoo Finance

At this point, we feel the smartest thing we can do for our investors is to begin putting ourselves in the position to act on these opportunities once they do start to arise. This means both continuing to build up a larger cash reserve across the portfolio (which today totals nearly $200 million in cash across all active funds) and establishing ourselves as a ready and willing buyer within the channels of brokers and agents that act as a conduit to future deal flow.

Ultimately, the benefit of having been more conservative up to this point in the cycle combined with our willingness to be patient should afford us better opportunities to acquire those assets that we believe will generate outsized returns over the long-term as a result of the more permanent structural changes to behavior that emerge from the pandemic.

Below we walk through our specific investment strategy in more detail, which we’ve broken into three relative phases.

(Keep in mind that the following represents what we believe to be appropriate given what we know today. It’s also important to note that rather than occur in strict succession, there is likely to be some overlap and that, depending on future circumstances, we may deviate from this strategy significantly.)

•	Phase I: Maximize near term flexibility
•	Phase II: Maintain stability and increase yield
•	Phase III: Capitalize on opportunities for higher potential return

Phase I: Maximize near term flexibility

Target investments: liquid and structured debt markets

In most financial crises, the first major asset class to experience disruption is credit markets. This is due to the fact that credit is by far the largest asset class and is simultaneously exposed to both long-term economic risk and overnight margin requirements. A long bull market, like the record-setting one that ended in February, encourages a false sense of security. As we indicated in our 2019 year-end letter to investors, the Fed, in its “lower for longer” accommodative monetary policy, effectively signaled to many market participants a green light to take on more risk. Gradually, but ever increasingly, investors borrowed short to lend long. And when the paradigm suddenly and unexpectedly shifted from optimism to fear, institutions called in their lines and demanded paydowns, triggering the start of a vicious doom loop of forced selling and sharp price declines.

For those who don’t make a living trading in them (i.e., nearly everyone), credit markets can often seem completely out of sync with the real world because they trade on the expectations of what the often distant future will bring. They therefore tend to collapse before any real materially adverse changes take place in the economy, and then seemingly rebound even amid mounting job losses, reduced earnings, or even bankruptcies.

For this reason, they can be both a bellwether for the future as well as one of the first places where opportunities to find value emerge.

While we’ve long believed that the general stock market was overvalued and due for a correction, we believe that for certain assets, such as high-quality credit, the recent collapse in pricing was driven more by a lack of liquidity than by weakness in the underlying fundamentals. In some instances, spreads for high grade borrowers have blown out by hundreds of basis points while the underlying assets remain more or less stable. Although spreads have begun to normalize as liquidity returns, we believe there is an interim opportunity to deploy a portion of our existing cash reserves from now near-zero yielding money markets into specific, more liquid securities such as REIT bonds (i.e., loans to public real estate companies), where we have a deep understanding of the underlying assets securing the debt due to managing and operating very similar properties ourselves.

Sources: FINRA Market Data, Yahoo Finance

Today, some of these REIT bonds, with effective LTVs of approximately 40 ‒ 60%, are pricing at +200 basis point spreads above US Treasuries (a basis point equals 1/100th of a percent, so the aforementioned bonds are trading at a price that yields a 2% premium to a US Treasury note). By comparison, the same bond was trading at a +50 basis point spread only a few months earlier. We believe these bonds, with their increased spreads, represent a prudent interim investment today that will generate yields superior to money market funds (which now only pay about 25 basis points) while still providing near term flexibility for when we determine it is appropriate to shift into more illiquid, opportunistic acquisitions.

Phase II: Maintain midterm stability while seeking increased yield

Target investments: distressed debt and private market bridge / rescue loans

As the shock of the abrupt shutdown continues to reverberate through the economy, we expect that some of the first real estate assets to be impacted will be projects that are midway through development. This could include properties that are still in the process of completing their entitlements, or even buildings that are under construction. Either way, the combined impact of the shutdown of non-essential businesses with the rapid change in the commercial lending environment is likely to produce a cohort of projects that are behind schedule and in need of additional funds to reach completion.

In certain cases, these projects may not have inherent flaws or weaknesses, but are simply the victims of poor timing and circumstances changing beneath them. Even experienced developers will often only capitalize a new development with a 10% contingency for timing delays and cost overruns, leaving little room for the unexpected. Many of these projects will need short-term additional funding in order to ensure they are able to deliver. Due to the existential nature of not completing a development — a half-finished building isn’t worth much — the value of these additional funds tends to be extremely high. While the most likely source of additional funding should be capital calls from existing equity investors, some of those equity investors may be unwilling or unable to step up to the plate. In which case, the sponsor would then need to look to external sources to rescue the project and “bridge” it to completion.

In these instances, the combination of substantial cash reserves, along with our experience as an operator and investor in similar projects, should put us in a compelling position to recapitalize select projects that we believe have the strongest fundamentals. Since the liquidity provided by our cash reserves tends to be scarce during times like this, we’d expect to be able to invest at a lower basis and a higher return than we would have been able to only a few months earlier.

Phase III: Capitalize on opportunities for higher potential return

Target investments: Direct ownership of undervalued properties that fit long-term macroeconomic trends

Capitalizing on opportunities for the direct acquisition of assets whose prices have come down substantially below where they were trading previously will have the longest lead time. This is primarily due to the fact that in most instances, unless an existing owner is in a truly distressed situation, they are unlikely to sell an asset for substantially less than what they had expected to receive before the downturn. In other words, external events must force a sale.

In this case, distress would likely come from owners who overleveraged the asset itself or have overextended themselves as the sponsorship-ownership group.

To understand the natural lag in starting to see these opportunities, take for example the hypothetical owner of a retail shopping center in today’s environment.

1.	Due to the shutdown, most if not all of the tenants in the center are closed, or at minimum providing delivery-only services. Few are generating enough revenue to afford to pay their rent and the owner is probably willing — if not required in certain states — to extend several months of rent relief to the tenants.
2.	It may be 3+ months before all the tenants are able to fully reopen for business. And once they do, it’s unclear if many will actually be able to survive after having drained much of their cash reserves, and with customers potentially choosing to continue to do a majority of their shopping online.
3.	During what may be a painful 6 to 12 month period, as stores close and income from the property deteriorates, the owner will struggle to cover their debt service payments to their lender.
4.	After a series of short-term extensions and potentially even last-ditch capital infusions from the owner in an attempt to stabilize the property, they may finally determine that their best option is either to sell the asset at a substantial discount to their basis, or simply give the asset back to the lender in foreclosure.

In summary, even for assets such as failing retail shopping centers that are likely to experience the most immediate and substantial negative impact, it would take 12 months or more before an asset actually changes hands at a distressed price.

Much like Warren Buffet, we believe it is better to buy great real estate at a good price than bad real estate at a great price. So, we will focus our efforts on those assets that we believe have the strongest fundamentals and long-term growth drivers.

What does this mean for your portfolio?

In the immediate term, the investment plans will primarily be allocated to newly launched funds so that we are able to proactively pursue the aforementioned investment strategies that fully take into consideration the impacts of the COVID-19 downturn, as well as the natural timing of private real estate markets. While having a blank slate from which to invest provides the flexibility necessary to execute on these strategies, it also means that these new dollars invested through the plans will be going into funds with only a limited number of assets for some period of time.

In addition, the relative variation between our income and growth focused plans is likely to be less pronounced while, during Phase I & II, we seek to deploy into those assets that provide investors with the greatest stability and flexibility. As we eventually move into Phase III, we’d expect the plans to begin to diverge more as the income funds would likely continue to hold some of the longer-term income focused assets while the growth funds would likely allocate out of short term, liquid assets to acquire potentially undervalued or distressed assets that may have very little yield during the period required to fix or rebuild the asset but that have much higher potential returns should that work prove accretive.

While investing with Fundrise has and will always be a long-term proposition (something we’ve written about many times), we expect the current environment to require an even greater level of patience from us if we are to fully capture the opportunity created by the moment.

Fortunately, because of the strength and size of our overall portfolio, as well as our ability to deploy into certain types of institutional grade public and private market assets, we believe we will be able to deliver for our investors a strategy that otherwise would not be available to them as individuals.

As always, our unique advantage comes from our 130K strong investor community and the ability for that collective force to come together to direct action for the benefit of the whole.

Annual Report on Form 1-K

The following information is contained in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019 and is included as an appendix to the Offering Circular:

Appendix

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	risks associated with derivatives or hedging activity;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our Offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed on May 15, 2015 to acquire and manage a diversified portfolio of real estate debt investments, commercial real estate-related debt securities and commercial real estate equity investments. Operations commenced on December 5, 2015. In this Annual Report, references to the “Company,” “Income eREIT,” “we,” “us” or “our” or similar terms refer to Fundrise Real Estate Investment Trust, LLC.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

As of December 31, 2019 and 2018, our portfolio was comprised of approximately $127.8 million and $90.7 million, respectively, of gross capital deployed in real estate investments, that in the opinion of Fundrise Advisors, LLC (our “Manager”) meets our investment objectives. See Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments for information concerning our investments since December 31, 2019. We intend to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We make our investments through direct loan origination, the acquisition of individual loan or securities assets or by acquiring portfolios of assets, other mortgage REITs or companies with investment objectives similar to ours.

We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We intend to originate, invest in and manage a diversified portfolio of real estate debt investments. We expect to use substantially all of the net proceeds from our Offerings to originate, acquire and structure real estate loans (including senior mortgage loans, subordinated mortgage loans (“B-Notes”), mezzanine loans, and participations in such loans) and investments in real estate (through majority-owned subsidiaries with rights to receive preferred economic returns). We may also invest in commercial real estate-related debt securities (including CMBS, CDOs and REIT senior unsecured debt), and other real estate-related assets. We seek to create and maintain a portfolio of investments that generates a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives, with a lesser emphasis on seeking capital appreciation from our investments, as is typically the case with more opportunistic or equity-oriented strategies.

Our Manager directly structures, underwrites and originates many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our Manager’s management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ contributions.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to originate investments with attractive risk-adjusted yields. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies and other entities, as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see “Statements Regarding Forward-Looking Information”. Unless otherwise indicated, latest results discussed below are as of December 31, 2019.

Offering Results

We have offered, are offering, and will continue to offer up to $50.0 million in common shares in our Offerings in any rolling twelve month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2019 and 2018, we had raised total gross offering proceeds of approximately $138.3 million and $98.8 million, respectively, from settled subscriptions (including the approximately $1.2 million received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 13,831,000 and 9,883,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2019, approximately 155,000 of our previously qualified common shares remained available for sale under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until June 30, 2016, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the quarterly NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2016	$9.91	Form 1-U
September 30, 2016	$9.92	Form 1-U
December 31, 2016	$9.88	Form 1-U
March 31, 2017	$9.84	Form 1-U
June 30, 2017	$9.82	Form 1-U
September 30, 2017	$9.80	Form 1-U
December 31, 2017	$9.81	Form 1-U
March 31, 2018	$9.86	Form 1-U
June 30, 2018	$9.88	Form 1-U
September 30, 2018	$9.89	Form 1-U
December 31, 2018	$9.91	Form 1-U
March 31, 2019	$9.96	Form 1-U
June 30, 2019	$9.97	Form 1-U
October 1, 2019	$9.98	Form 1-U
December 31, 2019	$10.00	Form 1-U
March 31, 2020	$9.98	Form 1-U

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant.

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

When calculated on a tax basis, all distributions were made 100% from ordinary income and there was no return of capital for the year ended December 31, 2019.

On April 12, 2016, we paid our first distribution to shareholders for the distribution period of January 1, 2016 through March 31, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from January 1, 2016 through April 30, 2020, as shown in the table below. Linked in the table is the relevant Form 1-U detailing each distribution.

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)	Link
01/01/2016 – 03/31/2016	$0.0012205045		12/31/2015	04/12/2016	4.45%
04/01/2016 – 04/30/2016	$0.0027397254		03/30/2016	07/13/2016	10.00%	Form 1-U
05/01/2016 – 06/30/2016	$0.0027397260		04/20/2016	07/13/2016	10.00%	Form 1-U
07/01/2016 – 09/30/2016	$0.0030136986		06/08/2016	10/13/2016	11.00%	Form 1-U
10/01/2016 – 12/31/2016	$0.0030821918		09/16/2016	01/13/2017	11.25%	Form 1-U
01/01/2017 – 03/31/2017	$0.0028767123		12/31/2016	04/12/2017	10.50%	Form 1-U
04/01/2017 – 06/30/2017	$0.0028767123		03/21/2017	07/13/2017	10.50%	Form 1-U
07/01/2017 – 09/30/2017	$0.0028767123		06/26/2017	10/09/2017	10.50%	Form 1-U
10/01/2017 – 12/31/2017	$0.0027397260		09/28/2017	01/09/2018	10.00%	Form 1-U
01/01/2018 – 01/31/2018	$0.0016438360		12/22/2017	04/11/2018	6.00%	Form 1-U
02/01/2018 – 02/28/2018	$0.0021917808		01/26/2018	04/11/2018	8.00%	Form 1-U
03/01/2018 – 03/31/2018	$0.0021917808		02/27/2018	04/11/2018	8.00%	Form 1-U
04/01/2018 – 04/30/2018	$0.0021917808		03/28/2018	07/09/2018	8.00%	Form 1-U
05/01/2018 – 05/31/2018	$0.0021917808		04/30/2018	07/09/2018	8.00%	Form 1-U
06/01/2018 – 06/30/2018	$0.0022602740		05/29/2018	07/09/2018	8.25%	Form 1-U
07/01/2018 – 07/31/2018	$0.0023287671		06/28/2018	10/08/2018	8.50%	Form 1-U
08/01/2018 – 08/31/2018	$0.0023287671		07/27/2018	10/08/2018	8.50%	Form 1-U
09/01/2018 – 09/30/2018	$0.0023287671		08/24/2018	10/08/2018	8.50%	Form 1-U
10/01/2018 – 10/31/2018	$0.0023287671		09/26/2018	01/07/2019	8.50%	Form 1-U
11/01/2018 – 11/30/2018	$0.0022602740		10/29/2018	01/07/2019	8.25%	Form 1-U
12/01/2018 – 12/31/2018	$0.0022602740		11/29/2018	01/07/2019	8.25%	Form 1-U
01/01/2019 – 01/31/2019	$0.0021917808		12/27/2018	04/10/2019	8.00%	Form 1-U
02/01/2019 – 02/28/2019	$0.0021917808		01/30/2019	04/10/2019	8.00%	Form 1-U
03/01/2019 – 03/31/2019	$0.0021917808		02/28/2019	04/10/2019	8.00%	Form 1-U
04/01/2019 – 04/30/2019	$0.0021917808		03/28/2019	07/11/2019	8.00%	Form 1-U
05/01/2019 – 05/31/2019	$0.0019178082		04/30/2019	07/11/2019	7.00%	Form 1-U
06/01/2019 – 06/30/2019	$0.0020547945		05/30/2019	07/11/2019	7.50%	Form 1-U
07/01/2019 – 07/31/2019	$0.0020547945		06/28/2019	10/09/2019	7.50%	Form 1-U
08/01/2019 – 08/31/2019	$0.0016438356		07/30/2019	10/09/2019	6.00%	Form 1-U
09/01/2019 – 10/01/2019	$0.0021232877		08/29/2019	10/09/2019	7.75%	Form 1-U
10/02/2019 – 10/31/2019	$0.0020547945		10/01/2019	01/13/2020	7.50%	Form 1-U
11/01/2019 – 11/30/2019	$0.0024657534		10/31/2019	01/13/2020	9.00%	Form 1-U
12/01/2019 – 12/31/2019	$0.0026027397		11/26/2019	01/13/2020	9.50%	Form 1-U
01/01/2020 – 01/31/2020	$0.0024657534		12/23/2019	04/09/2020	9.00%	Form 1-U
02/01/2020 – 02/29/2020	$0.0024657534		01/29/2020	04/09/2020	9.00%	Form 1-U
03/01/2020 – 03/31/2020	$0.0020547945		02/26/2020	04/09/2020	7.50%	Form 1-U
04/01/2020 – 04/30/2020	$0.0019178082		03/30/2020	07/21/2020	7.00%	Form 1-U
Weighted Average	$0.0024113556	(3)	-	-	8.80%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2016 through April 30, 2020.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. Through December 31, 2019, our redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2019, approximately 1,329,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Effective as of January 1, 2020, we have adopted revisions to our Redemption Plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our new policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer Note 2, Summary of Significant Accounting Policies, included in the financial statements contained in this report, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies, in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest income on our real estate debt investments. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

Results of Operations

On December 5, 2015, we commenced operations upon our satisfying the $1.0 million minimum offering requirement for our initial Offering (not including the $200,000 received in the private placements to our Sponsor and Fundrise, L.P.). For the years ended December 31, 2019 and 2018, we had total net income of approximately $8.3 million and $7.3 million, respectively, primarily attributable to interest income.

Revenue

Interest Income

For the years ended December 31, 2019 and 2018, we earned interest income of approximately $9.0 million and $7.9 million respectively, from our investments. The increase in interest income is primarily attributable to the acquisition of three real estate debt investments during the year ended December 31, 2019.

Equity in Earnings (Losses)

For the years ended December 31, 2019 and 2018, we had equity in earnings (losses) of approximately $166,000 and $(116,000) from our equity method investees, respectively. The increase in equity in earnings is primarily attributable to net income from our equity method investments.

Expenses

General and Administrative

For the years ended December 31, 2019 and 2018, we incurred general and administrative expenses of approximately $255,000 and $183,000, respectively, which included auditing and professional fees and other costs associated with operating our business. The increase in general and administrative expenses is primarily due to increased professional fees incurred in 2019.

Asset Management and Other Fees – Related Party

For the years ended December 31, 2019 and 2018, we incurred asset management fees of approximately $894,000 and $680,000, respectively. The increase in the amount of asset management fee is attributable to our increase in our NAV, as the asset management fee is calculated as percentage of NAV each quarter.

Our Investments

As of December 31, 2019, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2019. Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate(1)	Maturity Date(2)	Total Commitment(3)	LTV (4)	LTC (5)		Overview (Form 1-U)
New York Senior Loan*	Long Island City, NY	Condo	12/15/2015	11.0%	12/11/2017	$1,990,000	--	80.0%		Initial
CPG Senior Loan(7)	Phoenix, AZ	Multifamily	12/30/2015	11.0%	12/29/2016	$837,000	--	60.0%		Initial	Update 1
Clermont Senior Loan*(18)	Atlanta, GA	Hotel	01/07/2016	10.0%	01/31/2022	$3,019,355	67.0%	--		Initial	Update 1
Fairmount Senior Loan(8)	Atlanta, GA	Retail	01/21/2016	12.0%	01/20/2017	$4,600,000	--	82.0	%(6)	Initial	Update 1
Ascent Senior Loan(9)	Long Island City, NY	Condo	01/27/2016	11.0%	01/27/2018	$3,177,000	--	80.6%		Initial	Update 1
Van Nuys Senior Loan(10)	Van Nuys, CA	Land	02/19/2016	12.0%	10/11/2017	$4,900,000	--	72.6%		Initial	Update 1
Continuum Mateo Senior Loan*(11)	Los Angeles, CA	Land	04/06/2016	9.0%	04/05/2017	$7,315,000	--	75.0%		Initial	Update 1
Stradella Court Senior Loan(12)	Los Angeles, CA	Land	09/14/2016	8.5%	08/24/2017	$1,760,000	--	62.0%		Initial
Otsego Homes Senior Loan(13)	Los Angeles, CA	Land	01/10/2017	9.0%	06/26/2018	$2,460,000	--	71.0%		Initial	Update 1
Gramercy Homes Senior Loan(14)	Los Angeles, CA	Land	05/01/2017	7.6%	01/01/2020	$10,750,000	78.2%	72.0%		Initial	Update 1 Update 2 Update 3
Melrose Senior Loan*(15)	Los Angeles, CA	Land	05/31/2017	11.0%	10/16/2017	$1,588,019	48%	--		Initial
Pacer Hollywood Senior Loan*(16)	Los Angeles, CA	Land	11/02/2017	10.0%	05/02/2018	$5,985,000	86.0%	84.0%		Initial	Update 1
Huron River Senior Loan	Ann Arbor, MI	Multifamily	03/30/2018	7.5%	03/29/2020	$4,900,000	79.0%	81.7.	%	Initial
Kenmore J.C. Senior Loan	Los Angeles, CA	Land	05/21/2018	10.3%	05/21/2020	$12,770,000	75.0%	72.2%		Initial
1923 9th St NW Senior Loan	Washington, DC	Land	06/04/2018	9.8%	06/04/2020	$6,630,000	83.9%	86.1%		Initial
HLC-LP Oakwood Senior Loan(17)	Los Angeles, CA	Land	06/15/2018	10.0%	06/15/2019	$2,500,000	73.5%	--		Initial	Update 1
AmeriPacific Eagle Rock Senior Loan	Los Angeles, CA	Land	08/09/2018	10.0%	02/09/2020	$3,100,000	87.1%	87.1%		Initial
RKD 2111 Pacific Senior Loan, A note	San Pedro, CA	Land	08/23/2018	9.5%	08/23/2020	$1,400,000	94.1%	94.1%		Initial
RKD 2111 Pacific Senior Loan, B note(19)	San Pedro, CA	Land	08/23/2018	21.0%	02/23/2019	$200,000	94.1%	94.1%		Initial
CCA Fletcher Senior Loan	Los Angeles, CA	Land	11/02/2018	9.7%	05/02/2020	$5,000,000	76.9%	87.0%		Initial
TTLC El Sereno Senior Loan	Los Angeles, CA	Land	06/14/2019	9.5%	06/14/2020	$6,500,000	70.8%	--		Initial
Station East Loan	Union City, CA	Land	09/03/2019	9.5%	09/03/2021	$28,000,000	83.3%	64.1%		Initial

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(7)	On June 14, 2016, the entirety of the CPG Senior Loan was paid off and is no longer outstanding.
(8)	On January 19, 2017, the Fairmount Senior Loan was paid off and is no longer outstanding.
(9)	On May 4, 2018, the Ascent Senior Loan was paid off and is no longer outstanding.
(10)	On December 22, 2017, the Van Nuys Senior Loan was paid off and is no longer outstanding.
(11)	On September 20, 2017, the Continuum Mateo Senior Loan was paid off and is no longer outstanding.
(12)	On April 5, 2017, the Stradella Court Senior Loan was paid off and is no longer outstanding.
(13)	On January 5, 2018, the Otsego Homes Senior Loan was paid off and is no longer outstanding.
(14)	On December 21, 2018, we executed a loan modification extending the maturity date to January 1, 2020 and increasing the loan principal.
(15)	On March 5, 2018, the Melrose Senior Loan was paid off and is no longer outstanding.
(16)	On May 16, 2019, the Pacer Hollywood Senior Loan was paid off and is no longer outstanding.
(17)	On June 18, 2019, the HLC-LP Oakwood Senior Loan was paid off and is no longer outstanding.
(18)	On October 7, 2019, the Clermont Senior Loan was paid off and is no longer outstanding.
(19)	On January 23, 2019, the RKD 2111 Pacific Senior Loan was paid off and is no longer outstanding.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return(1)	Redemption Date(2)	Total Commitment (3)	LTV(4)	LTC(5)		Overview (Form 1-U)
Ace Hotel Controlled Subsidiary*	Pittsburgh, PA	Hotel	12/15/2015	15.0%	11/13/2018	$2,275,000	75.0%	37.0%		Initial	Update 1
Woodlands Preferred Equity(6)	Snoqualmie, WA	Multifamily	12/18/2015	12.0%	09/01/2022	$2,000,000	76.4%	--		Initial	Update 1
RPQ Preferred Equity*(16)	Richland, WA	Multifamily	01/07/2016	13.0%	07/01/2021	$2,000,000	--	--		Initial	Update 1 Update 2
Fairmount Controlled Subsidiary(8)	Atlanta, GA	Retail	01/21/2016	16.0%	01/20/2021	$910,000	--	82.0	%(7)	Initial	Update 1
JOSS Preferred Equity*(9)	Santa Monica, CA	Office	01/27/2016	12.0%	04/13/2020	$1,000,000	87.0%	82.0%		Initial
Grove Controlled Subsidiary	Cordova, TN	Multifamily	03/02/2016	12.5%	12/01/2022	$3,750,000	87.3%	--		Initial
Vukota Stratus Controlled Subsidiary(10)	Colorado Springs, CO	Multifamily	04/29/2016	12.0%	09/01/2023	$4,000,000	85.0%	--		Initial	Update 1
Elysium 14 Controlled Subsidiary(12)(11)	Washington, DC	Multifamily	05/10/2016	10.9%	09/10/2018	$6,475,000	--	89.0%		Initial	Update 1 Update 2
Brandywine Controlled Subsidiary(17)	Wilmington, DE	Multifamily	09/11/2017	11.0%	09/10/2025	$4,000,000	--	77.9%		Initial	Update 1
Waypoint Sarasota Controlled Subsidiary	Sarasota, FL	Multifamily	10/11/2017	11.0%	04/11/2021	$4,600,000	59.1%	69.4%		Initial
JF Bonneville Controlled Subsidiary*(13)	Salt Lake City, UT	Multifamily	10/19/2017	14.0%	07/02/2018	$2,517,500	65.3%	--		Initial	Update 1
JVM Aventine Controlled Subsidiary	Aurora, IL	Multifamily	10/30/2017	10.0%	04/01/2023	$8,000,000	80.3%	--		Initial
Vukota Bluffs Controlled Subsidiary*(14)	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	09/10/2025	$931,960	85.0%	--		Initial	Update 1
Vukota Woodmen Controlled Subsidiary*	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	10/01/2024	$1,114,300	82.1%	--		Initial
Breckenridge Aspen Heights Controlled Subsidiary	Springfield, MO	Multifamily	12/11/2017	11.0%	01/01/2026	$4,500,000	70.6%	--		Initial
705 Edgewood Controlled Subsidiary*	Washington, DC	Retail	01/08/2018	13.0%	05/26/2020	$2,666,200	59.5%	--		Initial
RSE Coastal Village Controlled Subsidiary	Fort Myers, FL	Multifamily	06/29/2018	10.5%	07/10/2023	$6,820,000	83.5%	--		Initial
RSE-Aura Controlled Subsidiary(15)	San Antonio, TX	Multifamily	12/19/2018	13.0%	12/19/2019	$1,421,545	95.0%	--		Initial	Update 1
Harbour Island Tampa Controlled Subsidiary	Tampa, FL	Multifamily	11/08/2019	9.64%	11/08/2026	$26,775,000	85.0%	--		Initial

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	On July 5, 2018, Woodlands paid off the $2,000,000 investment.
(7)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(8)	On January 19, 2017, the Fairmount Controlled Subsidiary redeemed our equity in full.
(9)	On August 31, 2017, the JOSS Preferred Equity redeemed our equity in full.
(10)	On August 31, 2018, the Vukota Stratus Controlled Subsidiary Investment was paid off in full.
(11)	On January 12, 2018, we increased our total commitment in the Elysium 14 Investment from $4,475,000 to $6,475,000, and revised the New Elysium Operative Agreement to reduce the annual return from 12.5% to 10.9%, and extended the redemption date to September 10, 2018.
(12)	On July 2, 2018, the New Elysium 14 Investment was redeemed in full.
(13)	On September 21, 2018, JF Bonneville Controlled Subsidiary Investment was paid off in full.
(14)	On August 22, 2018, Vukota Bluffs Investment was paid off in full.
(15)	On February 27, 2019, the RSE- Aura Controlled Subsidiary was paid off in full.
(16)	On March 29, 2019, the remaining equity in our RPQ Preferred Equity investment was redeemed.
(17)	On April 30, 2019, the Brandywine Controlled Subsidiary redeemed our equity in full.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE Siena Controlled Subsidiary	Plantation, FL	Multifamily	12/10/2018	$6,000,000	Initial
NP 85, LLC (2)	San Antonio, TX	Multifamily	12/19/2018	$2,585,727	Initial	Update 1
NP 84, LLC (3)	Mansfield, TX	Multifamily	04/01/2019	$5,747,500	Initial	Update 1

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	On February 27, 2019, the NP 85 investment was fully distributed.
(3)	On June 20, 2019, the NP 84 investment was fully distributed.

Other Real Estate Related Investments	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	Overview (Form 1-U)
Pryde Project Dependent Note* (4)	Seattle, WA	Multifamily	1/7/2016	14.0%	7/29/2018	$1,000,000	Initial	Update 1

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller or lessor.

(1)	Annual Return refers to the projected annual economic return that we are entitled to receive with priority payment over other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers the initial or redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	On June 22, 2017, the National Commercial Real Estate Trust paid off the note in full.

As of December 31, 2019, the Company's investments in companies that are accounted for under the equity method of accounting included the initial contribution to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 7, Related Party Arrangements for further information regarding National Lending, LLC.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2019, we had deployed approximately $127.8 million for twenty-two investments and had approximately $4.2 million in cash. In addition to our investments of approximately $127.8 million, we had future funding commitments up to an additional $10.5 million related to our investments. As of December 31, 2019, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

As of December 31, 2019 and 2018, we had outstanding debt of approximately $7.0 million and $0 respectively. The debt is a promissory note with National Lending, LLC. Please refer Note 7, Related Party Arrangements, included in the financial statements contained in this report, for a more thorough discussion of our promissory note and investment in National Lending.

We currently have outstanding fund level debt of approximately $4.0 million and $7.0 million as of April 21, 2020 and December 31, 2019, respectively.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, it is our policy not to borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on its future financial results at this time.

While we are encouraged by the stability of our real estate loan performance, in particular with regards to residential property, the country has entered a period of a high degree of uncertainty and volatility as a result of the impact of COVID-19. Although that is likely to mean a period of economic stress, broadly speaking, we believe the Income eREIT is well positioned to withstand potential economic shocks or slowdown in the economy.

First, approximately 95% of the Income eREIT is invested in rental property and residential development. Housing, like food, is a basic good rather than a discretionary expense so should perform more resiliently in a downturn. Second, the Income eREIT’s real estate portfolio is only invested in senior loans and preferred equity structured in a mezzanine position (i.e., senior to the common equity), typically with more than 15% to 20% equity junior to our investment. Our belief is a portfolio of residential loans and preferred equity investments is likely to be more stable than most other assets.

Lastly, the current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Federal Reserve to continue to inject more liquidity into the market (similar to previous Quantitative Easing). Historically when the market recovers, hard assets, such as real estate, see an increase in value as a result of the expanded monetary base.

Off-Balance Sheet Arrangements

As of December 31, 2019 and 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Arrangements in our financial statements.

Recent Developments

Investments

There have been no real estate investments acquired by or repaid to the Company since December 31, 2019 through April 21, 2020.

Other

Event	Date	Description
Declaration of February 2020 Distributions	01/29/2020	On January 29, 2020, our Manager declared a daily distribution of $0.0024657534 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2020 and ending on February 29, 2020. More information can be found here.
Declaration of March 2020 Distributions	02/26/2020	On February 26, 2020, our Manager declared a daily distribution of $0.0020547945 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2020 and ending on March 31, 2020. More information can be found here.
Declaration of April 2020 Distributions	03/30/2020	On March 30, 2020, our Manager declared a daily distribution of $0.0019178082 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2020 and ending on April 30, 2020. More information can be found here.
Status of our Offering	04/21/2020	As of April 21, 2020, we had raised total gross offering proceeds of approximately $148.7 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 14,865,000 of our common shares.
Revisions to the Redemption Plan	01/01/2020	On December 31, 2019, we filed an offering circular supplement pursuant to Rule 253(g)(2), revising our Redemption Plan to reflect the following changes effective January 1, 2020: (1) quarterly instead of monthly redemption requests and elimination of the 60 day waiting period; and (2) separate redemption rights in the case of death or “qualifying disability” that eliminate any penalty for redemption in such circumstances and permit the redemption of shares at 100% of the per share price for our common shares in effect at the time of the redemption request.
03/31/2020

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

January 2020 Contribution to National Lending	01/15/2020	On January 15, 2020, the Company made an additional contribution of $422,000 to National Lending, bringing its total contributions to approximately $3.8 million.
March 2020 Contribution to National Lending	03/23/2020	On March 23, 2020 the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the contribution for partnership interest from 3% to 5% of a partner’s assets under management. Accordingly, the Company made an additional contribution of approximately $2.7 million to National Lending, bringing its total contributions to approximately $6.5 million for a 13.77% ownership in National Lending as of April 21, 2020.
March 2020 National Lending Note	03/04/2020	On March 4, 2020, the Company made a partial paydown of $3.0 million on the outstanding promissory note with National Lending. As of April 21, 2020, there is outstanding principal of $4.0 million and accrued interest outstanding of approximately $116,000 related to the promissory note with National Lending.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	43	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	34	Chief Operating Officer
Bjorn J. Hall	39	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. As of the date of this Annual Report, Mr. Miller is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 7, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 15, 2020 for each person or group that holds more than 5.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1) (2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	1,216	*
Brandon T. Jenkins	105	*
Bjorn J. Hall	332	*
All directors and executive officers of our Manager as a group (3 persons)	1,653	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 7, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO FINANCIAL STATEMENTS OF

Fundrise Real Estate Investment Trust, LLC

Independent Auditor’s Report

To the Members

Fundrise Real Estate Investment Trust, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise Real Estate Investment Trust, LLC (the Company), which comprise the balance sheets as of December 31, 2019 and 2018, the related statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Real Estate Investment Trust, LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 21, 2020

Fundrise Real Estate Investment Trust, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2019	As of December 31, 2018
ASSETS
Cash and cash equivalents	$4,162	$3,125
Interest receivable	819	618
Other assets	12	9
Accrued interest, PIK, net	1,682	1,266
Real estate debt investments	121,780	82,068
Investments in equity method investees	8,780	8,471
Deferred costs, net	-	8
Total Assets	$137,235	$95,565

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$105	$76
Due to related party	263	197
Note payable - related party	7,047	-
Settling subscriptions	294	145
Redemptions payable	675	409
Distributions payable	3,622	2,523
Other liabilities	25	287
Interest paid in advance	2,207	1,422
Total Liabilities	14,238	5,059

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 13,830,932 and 9,882,706 shares issued and 12,502,201 and 9,201,113 shares outstanding as of December 31, 2019 and 2018, respectively	137,156	97,752
Redemptions - common shares	(12,791)	(6,527)
Retained Earnings (Accumulated deficit)	(1,368)	(719)
Total Members’ Equity	122,997	90,506
Total Liabilities and Members’ Equity	$137,235	$95,565

The accompanying notes are an integral part of these financial statements.

Fundrise Real Estate Investment Trust, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Income (loss)
Interest income	$8,955	$7,913
Equity in earnings (losses)	166	(116)
Other income	400	327
Total income (loss)	9,521	8,124

Expenses
Asset management and other fees – related party	894	680
Credit losses	54	-
Interest expense – related party note	47	-
General and administrative expenses	255	183
Total expenses	1,250	863

Income before taxes	$8,271	$7,261

Excise tax	-	4

Net income (loss)	$8,271	$7,257

Net income (loss) per common share	$0.75	$0.87
Weighted average number of common shares outstanding	10,993,853	8,371,372

The accompanying notes are an integral part of these financial statements.

Fundrise Real Estate Investment Trust, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2017	7,269,677	$71,797	$(951)	$70,846
Proceeds from issuance of common shares	2,347,981	23,480	-	23,480
Amortization of deferred offering costs	-	(66)	-	(66)
Distributions declared on common shares	-	-	(7,025)	(7,025)
Redemptions of common shares	(416,545)	(3,986)	-	(3,986)
Net income (loss)	-	-	7,257	7,257
December 31, 2018	9,201,113	91,225	(719)	90,506
Proceeds from issuance of common shares	3,948,245	39,482	-	39,482
Amortization of deferred offering costs	-	(79)	-	(79)
Distributions	-	-	(8,920)	(8,920)
Redemptions of common shares	(647,157)	(6,263)	-	(6,263)
Net income (loss)	-	-	8,271	8,271
December 31, 2019	12,502,201	$124,365	$(1,368)	$122,997

The accompanying notes are an integral part of these financial statements.

Fundrise Real Estate Investment Trust, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
OPERATING ACTIVITIES:
Net income (loss)	$8,271	$7,257
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Credit losses	54	-
Equity in (earnings) losses	(166)	116
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	(201)	268
Net (increase) decrease in accrued interest, PIK	(470)	(416)
Net (increase) decrease in other assets	(3)	(5)
Net increase (decrease) in accounts payable and accrued expenses	6	8
Net increase (decrease) in other liabilities	(14)	-
Net increase (decrease) in interest paid in advance reserve	1,037	(208)
Net increase (decrease) in due to related party	114	158
Net cash provided by (used in) operating activities	8,628	7,178
INVESTING ACTIVITIES:
Investment in real estate debt investments	(65,049)	(47,132)
Repayment of real estate debt investments	24,836	27,769
Investment in equity method investees	(9,076)	(8,587)
Repayment of equity method investees	8,333	-
Distributions received from equity method investees	600	-
Net cash provided by (used in) investing activities	(40,356)	(27,950)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	38,544	22,213
Proceeds from note payable - related party	7,000	-
Cash paid for shares redeemed	(5,997)	(3,881)
Proceeds from settling subscriptions	294	145
Distributions paid	(7,028)	(5,712)
Offering costs	(48)	(37)
Net cash provided by (used in) financing activities	32,765	12,728

Net increase (decrease) in cash and cash equivalents	1,037	(8,044)
Cash and cash equivalents, beginning of year	3,125	11,169
Cash and cash equivalents, end of year	$4,162	$3,125

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Distributions payable	$1,099	$2,523
Redemptions payable	$266	$409
Distributions reinvested in Fundrise Real Estate Investment Trust, LLC through programs offered by Fundrise Advisors, LLC	$793	$905
Amortization of deferred offering costs	$79	$66
Interest paid in advance reserve holdback	$-	$1,630
Transfer from interest reserve to construction reserve	$253	$-
Non-cash construction reserve	$-	$287
Offering costs payable	$23	$-

The accompanying notes are an integral part of these financial statements.

Fundrise Real Estate Investment Trust, LLC

Notes to Financial Statements

For the Years Ended December 31, 2019 and 2018

1.	Formation and Organization

Fundrise Real Estate Investment Trust, LLC was formed on May 15, 2015, as a Delaware limited liability company and commenced operations on December 5, 2015. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Real Estate Investment Trust, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the years ended December 31, 2019 and 2018, respectively. We hold substantially all of our assets directly, and as of December 31, 2019 have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $13.2 million of shares on January 29, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of December 31, 2019 and 2018, after redemptions, the Company has net common shares outstanding of approximately 12,502,000 and 9,201,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2019 and 2018 the Sponsor owned 600 common shares. In addition, as of December 31, 2019 and 2018, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 119,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $1.2 million. As of December 31, 2019 and 2018, the total amount of equity outstanding by the Company on a gross basis was approximately $125.5 million and $92.3 million, respectively, and the total amount of settling subscriptions was approximately $294,000 and $145,000, respectively. Both of these amounts were based on a $10.00 per share price.

The Company’s Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. As of December 31, 2019 and 2018, approximately $793,000 and $905,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

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2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the year.

Interest Paid in Advance Reserve

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as an interest paid in advance reserve. As interest is incurred by the borrower, the Company recognizes interest income and reduces the interest paid in advance reserve until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining interest paid in advance reserve balance will be applied to the real estate debt investment balance upon redemption.

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Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company was obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor established a number of programs as real estate investment trusts that are similar in structure to ours. As the Company was the first of the Sponsor’s initial such programs, it was anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this Offering would be substantially higher than those of future similar programs. Accordingly, the Manager agreed to allocate legal fees incurred in establishing the first such programs (including us) that exceed the estimated legal fees of $313,000 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other programs have been required to reimburse the Manager for up to $313,000 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to these similar programs was the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A.

After the Company raised $1.0 million in this Offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organizational and offering costs incurred both before and after that date. Reimbursement payments were made in monthly installments; however, the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeded the reimbursement limit described above for the applicable monthly installment, the excess was eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager had been reimbursed in full. The Manager may also incur expenses in relation to subsequent offerings related to the Company. Such offerings will be subject to the reimbursement limit of 0.50%; provided however no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. As of December 31, 2019 and 2018, the Company had reimbursed the Manager a cumulative amount of approximately $1,006,000 and $1,006,000, respectively.

During the years ended December 31, 2019 and 2018, the Manager did not incur reimbursable organizational and offering costs on behalf of the Company. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of December 31, 2019 and 2018, approximately $1.2 million and $1.1 million, respectively, of offering costs had been amortized and were included in the statements of members’ equity. As of December 31, 2019 and 2018, deferred costs are comprised of offering costs relating to offerings subsequent to the initial offering paid directly by the Company.

As of December 31, 2019 and 2018, the Company directly incurred cumulative offering costs of approximately $180,000 and $110,000, respectively.

F-8

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for years ended December 31, 2019 and 2018.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. For the years ended December 31, 2019 and 2018, we recognized approximately $54,000 and $0 of credit losses, respectively. See Note 4, Real Estate Debt Investments for further detail.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

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Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company’s redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we generally do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the years ended December 31, 2019 and 2018. No gross deferred tax assets or liabilities have been recorded as of December 31, 2019 and 2018.

F-10

The tax period for the taxable year ending December 31, 2016 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company adopted this standard under the modified retrospective approach, effective January 1, 2019. After performing an assessment, we determined that the adoption of this standard did not have a material impact or require an initial transition adjustment on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and the Company adopted this standard effective January 1, 2019.  The adoption of this standard did not have a material impact on our financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance was effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The Company adopted this standard effective January 1, 2019.  The adoption of this standard did not have a material impact on our financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In July 2019, the FASB voted to delay the fiscal year effective date of this standard by one year, and in November 2019, the FASB voted to delay the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. We are currently assessing the impact of this update on the presentation of these financial statements.

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In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Beginning balance	$8,471	$-
New investments in equity method investees	9,076	8,587
Distributions received	(8,933)	-
Equity in earnings (losses) of equity method investees	166	(116)
Ending balance	$8,780	$8,471

As of December 31, 2019 and 2018, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2018, a 22.8% non-controlling member interest in Siena JV LP, whose activities are carried out through the following wholly-owned asset: Siena Apartments, a multifamily complex in Plantation, FL.
(2)	Acquired in 2018, a 9.1% non-controlling member interest in NP 85, LLC, who has issued debt to Aura Westover Hills, an apartment complex in San Antonio, TX.
(3)	Acquired in 2019, a 12.5% non-controlling member interest in NP 84, LLC, who has issued debt to Mansfield on the Green, an apartment complex in Mansfield, TX.
(4)	Acquired in 2019, a 18.0% non-controlling member interest in National Lending, LLC (“National Lending”), whose activities are further described in Note 7, Related Party Arrangements.

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In 2018, the Company invested in NP 85, LLC, which was accounted for as an equity method investment due to our member interest being structured as a holding company that issued debt to the borrower of the Aura Westover Hills property. Similarly, in 2019, the Company acquired an equity method investment in NP 84, LLC, which issued a loan to the borrower to acquire Mansfield on the Green, a multifamily property in Mansfield, TX. During the year ended December 31, 2019, both borrowers refinanced the underlying properties and repaid the related loans in full with interest. Consequently, the proceeds from NP 84, LLC and NP 85, LLC were distributed to the members such that the remaining equity interest at December 31, 2019 was $0. Accordingly, there was no gain on sale of the investment.

As of and for the year ending December 31, 2019, the condensed financial position and results of operations of the Company’s material equity basis investments are summarized below (amounts in thousands):

	Siena JV LP	National Lending, LLC,	NP 85, LLC	NP 84, LLC
Condensed balance sheet information:	For the Year Ended December 31, 2019	For the Year Ended December 31, 2019	For the Year Ended December 31, 2019	For the Year Ended December 31, 2019
Real estate assets, net	$63,816	$-	$-	$-
Other assets	1,173	19,313	-	-
Total assets	$64,989	$19,313	$-	$-

Mortgage notes payable	$40,567	$-	$-	$-
Other liabilities	311	-	-	-
Equity	24,111	19,313	-	-
Total liabilities and equity	$64,989	$19,313	$-	$-
Company’s equity investment	$5,414	$3,366	$-	$-

F-13

	Siena JV LP	National Lending, LLC,	NP 85, LLC	NP 84 LLC
Condensed income statement information:	For the Year Ended December 31, 2019	For the Period July 15, 2019 (Inception) to December 31, 2019	For the Period January 1, 2019 to February 27, 2019 (Distribution)	For the Period April 1, 2019 (Inception) to June 20, 2019 (Distribution)
Total revenue	$5,557	$242	$270	$871
Total expenses	5,580	27	-	-
Net income (loss)	$(23)	$215	$270	$871
Company’s equity in earnings (loss) of investee	$(5)	$38	$24	$109

As of and for the year ended December 31, 2018, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

	Siena JV LP	NP 85 LLC
Condensed balance sheet information:	As of December 31, 2018	As of December 31, 2018
Real estate assets, net	$62,275	$28,443
Other assets	5,407	62
Total assets	$67,682	$28,505

Mortgage notes payable	$41,073	$-
Other liabilities	457	-
Equity	26,152	28,505
Total liabilities and equity	$67,682	$28,505
Company’s equity investment	$5,879	$2,592

	Siena JV LP	NP 85 LLC
Condensed income statement information:	From November 1, 2018 (Inception) to December 31, 2018	From December 19, 2018 (Inception) to December 31, 2018
Total revenue	$921	$62
Total expenses	924	-
Net income (loss)	$(3)	$62
Company’s equity in earnings (loss) of investee	$(1)	$5
Company’s share of origination costs within equity	$(120)	$-

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4.	Real Estate Debt Investments

As of December 31, 2019, one of our real estate debt investments is considered impaired. As of December 31, 2018, none of our real estate debt investments were considered impaired. The following table describes our real estate investment activity (dollar amounts in thousands):

Real Estate Debt investments:	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Beginning balance	$82,068	$60,788
Investments(1)	64,548	49,049
Principal repayments(2)	(24,836)	(27,769)
Ending balance	$121,780	$82,068

(1)	Investments as of December 31, 2019 include two senior debt instruments and one preferred equity investments added during the year ended December 31, 2019. Investments as of December 31, 2018 include eight senior debt instruments and three preferred equity investments added during the year ended December 31, 2018.
(2)	As of December 31, 2019, the principal repayments include full repayment from four senior debt instruments and three preferred equity investments. As of December 31, 2018, the principal repayments include full repayment from four senior debt instruments and five preferred equity investments. As of December 31, 2019 and 2018, approximately $127,000 and $35,000, respectively, of principal has been amortized.

As of December 31, 2019 and 2018, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

As of December 31, 2019, approximately $54,000 of credit losses is included in Accrued interest, PIK, net. The unpaid balance of the impaired loan as of December 31, 2019 is approximately $2.3 million. There was no allowance for credit losses as of December 31, 2018.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Senior debt	9	$61,532	$10,522	$61,532
Preferred equity	9	60,248	-	60,248
Balance as of December 31, 2019	18	$121,780	$10,523	$121,780

Accrued interest, PIK as of December 31, 2019	N/A	$1,736	$-	$1,682

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

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The following table presents the Company’s investments in real estate debt investments, as of December 31, 2018 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Senior debt	11	$43,034	$12,906	$43,034
Preferred equity	11	39,034	-	39,034
Balance as of December 31, 2018	22	$82,068	$12,906	$82,068

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	9	$36,532	$25,000	$-	$-
Preferred equity	9	4,703	24,270	31,275	-
Balance as of December 31, 2019	18	$41,235	$49,270	$31,275	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2018, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	11	$8,371	$34,663	$-	$-
Preferred equity	11	3,691	25,743	9,600	-
Balance as of December 31, 2018	22	$12,062	$60,406	$9,600	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” For the year ended December 31, 2019, one investment was considered not to be performing and accordingly, the Company recorded an allowance for credit losses of approximately $54,000. As of December 31, 2018, all investments were considered to be performing.

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5.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the years ended December 31, 2019 and 2018 (all tabular amounts are in thousands except per share data):

	Members						Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2019	Payment Date	Total Declared
February 1, 2019 through February 28, 2019	0.0021917808	$593		1/30/2019	$593	4/10/2019	$8
March 1, 2019 through March 31, 2019	0.0021917808	665		2/28/2019	665	4/10/2019	8
April 1, 2019 through April 30, 2019	0.0021917808	670		3/28/2019	670	7/11/2019	8
May 1, 2019 through May 31, 2019	0.0019178082	639		4/30/2019	639	7/11/2019	7
June 1, 2019 through June 30, 2019	0.0020547945	680		5/30/2019	680	7/11/2019	8
July 1, 2019 through July 31, 2019	0.0020547945	714		6/28/2019	714	10/09/2019	8
August 1, 2019 through August 31, 2019	0.0016438356	583		7/30/2019	583	10/09/2019	9
September 1, 2019 through October 1, 2019	0.0021232877	743		8/29/2019	743	10/09/2019	10
October 2, 2019 through October 31, 2019	0.0020547945	735		10/1/2019	-	1/13/2020	9
November 1, 2019 through November 30, 2019	0.0024657534	913		10/31/2019	-	1/13/2020	9
December 1, 2019 through December 31, 2019	0.0026027397	1,006		11/26/2019	-	1/13/2020	10
January 1, 2020 through January 31, 2020	0.0024657534	954	(2)	12/23/2019	-	4/09/2020	-
Total		$8,895			$5,287		$94

F-17

	Members						Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2018	Payment Date	Total Declared
February 1, 2018 through February 28, 2018	0.0021917808	$468		1/26/2018	$468	4/11/2018	$7
March 1, 2018 through March 31, 2018	0.0021917808	530		2/27/2018	530	4/11/2018	7
April 1, 2018 through April 30, 2018	0.0021917808	529		3/28/2018	529	7/9/2018	7
May 1, 2018 through May 31, 2018	0.0021917808	563		4/30/2018	563	7/9/2018	8
June 1, 2018 through June 30, 2018	0.0022602740	568		5/29/2018	568	7/9/2018	8
July 1, 2018 through July 31, 2018	0.0023287671	610		6/28/2018	610	10/8/2018	8
August 1, 2018 through August 31, 2018	0.0023287671	619		7/27/2018	619	10/8/2018	8
September 1, 2018 through	0.0023287671	608		8/24/2018	608	10/8/2018	9
October 1, 2018 through October 31, 2018	0.0023287671	641		9/26/2018	-	1/7/2019	9
November 1, 2018 through November 30, 2018	0.0022602740	614		10/29/2018	-	1/7/2019	9
December 1, 2018 through December 31, 2018	0.0022602740	642		11/29/2018	-	1/7/2019	9
January 1, 2019 through January 31, 2019	0.0021917808	626	(3)	12/27/2018	-	4/10/2019	8
Total		$7,018			$4,495		$97

(1)	Total distributions declared to related parties are included in total distributions declared to all members.
(2)	The liability for the January 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2019 financial statements, and is scheduled to be paid within three weeks after the end of March 2020.
(3)	The liability for the January 2019 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2018 financial statements. This amount was subsequently determined to be approximately $637,000.

F-18

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2019, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2019 and 2018, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $123.5 million and $83.3 million, respectively.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager was reimbursed for organizational and offering expenses incurred in conjunction with the Offering. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2019 and 2018.

F-19

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2019 and 2018, the Manager incurred approximately $58,000 and $27,000 of costs on our behalf, respectively. Of these amounts, approximately $10,000 and $7,000 were due and payable as of December 31, 2019 and 2018, respectively.

An asset management fee is owed quarterly to the Manager. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the years ended December 31, 2019 and 2018, we incurred asset management fees of approximately $894,000 and $680,000, respectively. As of December 31, 2019 and 2018, approximately $250,000 and $185,000, respectively, of asset management fees remain payable to the Manager.

The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2019, the Manager designated one asset as non-performing and the Company did not incur any special servicing fees. As of December 2018, the Manager has not designated any assets as non-performing and no special servicing fees have been paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2019 and 2018, the Company purchased three investments and eight investments, respectively, that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2019 and 2018, fees of approximately $13,000 and $15,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 119,900 shares, as of December 31, 2019 and 2018. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the years ended December 31, 2019 and 2018, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2019 and 2018.

F-20

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10.0 million. The loan bore a 3.00% interest rate and expired on January 31, 2019. The total drawn between the ten noteholders may not exceed $10.0 million. During the years ended December 31, 2019 and 2018, the Company had not drawn against the promissory grid note and had not paid any interest to Rise Companies Corp.

For the years ended December 31, 2019 and 2018, the Sponsor incurred approximately $13,000 and $30,000 of costs on our behalf, respectively. Of these amounts, approximately $3,000 and $5,000 were due and payable as of December 31, 2019 and 2018, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, generally not to exceed 3% of its assets under management to National Lending. National Lending then may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed in order to maintain greater liquidity and better finance their individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowers are reviewed by the Independent Manager. As of December 31, 2019 we have contributed approximately $3.3 million to National Lending. During the year ended December 31, 2019, the Company entered into one promissory note with National Lending in the amount of approximately $7.0 million with the interest rate of 4.50%. The Company incurred approximately $47,000 in related interest for the year ended December 31, 2019.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

10.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 21, 2020, for potential recognition or disclosure.

Offering

As of April 21, 2020, we had raised total gross offering proceeds of approximately $148.7 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 14,865,000 of our common shares.

The Company qualified $13.2 million of shares on January 28, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

F-21

Additional Contributions to and Notes from National Lending, LLC

On January 15, 2020, the Company contributed an additional $422,000 to National Lending in accordance with the Subscription Agreement, for a total cumulative contribution of approximately $3.8 million, which is equivalent to approximately 15% ownership as of January 15, 2020.

On March 4, 2020, the Company made a partial paydown of $3.0 million on the outstanding promissory note with National Lending. As of April 21, 2020, there is outstanding principal of $4.0 million and accrued interest outstanding of approximately $116,000 related to the promissory note with National Lending.

On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the contribution for partnership interest from 3% to 5% of a partner’s assets under management. Accordingly, the Company made an additional contribution of approximately $2.7 million to National Lending, bringing its total contributions to approximately $6.5 million, which is equivalent to approximately 13.77% ownership as of April 21, 2020.

Revisions to the Redemption Plan

Effective as of January 1, 2020, we have adopted revisions to our Redemption Plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our new policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price for our common shares in effect at the time of the redemption request.

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, however such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. Such economic impacts may have a result prospectively on the Company’s financial statements and operations. It is reasonably possible that estimates made in the financial statements of our investees have been, or will be adversely impacted in the near term as a result of these conditions, including changes to the expected credit losses on real estate debt investments. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results. The company is unable to quantify the impact COVID-19 may have on its financial results at this time.

F-22